OGDEN'S OWN DISTILLERY, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2019 and 2018 (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Combination and Business Activity
The accompanying combined financial statements include the accounts of Ogden's Own Distillery, Inc. and Ogden's Own Holding, LLC, herein referred to as the Company. All significant intercompany balances and transactions have been eliminated in these financial statements.

Ogden's Own Distillery and Ogden's Own Holding were each formed as Utah limited liability companies. Ogden's Own Distillery manufactures and distributes alcoholic beverages in several states throughout the United States. Ogden's Own Holding, LLC leases warehouse facilities to Ogden's Own Distillery, LLC.

Effective January 1, 2019, Ogden's Own Distillery entered into a reorganization agreement whereby it was converted from an LLC to a C-corporation and the members exchanged their ownership interests for shares of common stock in the corporation. Equity has been retroatcively resated to reflect the effects of the exchange. In March 2019, the members of Ogden's Own Holding, LLC exchanged their ownership interests for shares of common stock in the corporation.

Accounting Principles
The Company's accounting policies conform to accounting principles generally accepted in the United States of America (GAAP).

Principles of Combination
The accompanying combined financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in these combined financial statements.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
The Company's financial instruments that may be exposed to concentrations of credit risk consist primarily of temporary cash investments and trade accounts receivable.

The Company maintains its cash balances at a financial institution. At times such investments may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2019 and December 31, 2018 two customers accounted for 81% of the Company's trade accounts receivable. However, concentrations of credit risk with respect to trade accounts receivable are limited because the Company routinely assesses the financial strength of its customers before extending credit.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Concentrations

Approximately 88% and 85% of the Company's revenue was from one customer during the years December 31, 2019 and 2018, respectively.

Cash and Cash Equivalents

Cash equivalents are generally comprised of certain highly liquid investments with maturities of three months or less at the date of purchase.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Based on management's assessment of the credit history with customers having outstanding balances and the current relationship with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Inventories

Inventories, consisting primarily of alcoholic beverages and ingredients, are stated at the lower of cost or net realizable value. Cost is determined on an average cost basis.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Expenditures that increase values or extend useful lives are capitalized and routine maintenance and repairs are charged to expense in the year incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation begins in the month of acquisition or when constructed or developed assets are ready for their intended use.

Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable. Impairment losses are recognized for the amount by which an asset's carrying value exceeds its future expected undiscounted cash flows. No impairment of long-lived assets occurred during the years ended December 31, 2019 and 2018.

Income Taxes

For 2019, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between the bases of certain assets and liabilities for financial reporting and income tax reporting. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Through December 31, 2018 the Company had elected to be taxed as a partnership under the Internal Revenue Code and, accordingly, no provision for income taxes was included in these financial statements for that period.

Revenue Recognition

The Company follows the framework established by Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenues.

Shipping and Handling Costs

Shipping and handling expenses for products shipped to customers are included in cost of goods sold.

Advertising and Promotion

All costs associated with advertising and promoting the Company's goods and services are expensed in the period incurred. Advertising expense totaled $708,485 and $427,633 for the years December 31, 2019 and 2018, respectively.

New Accounting Standards

The Company evaluates new accounting standards to determine if they are applicable to the Company's financial accounting and reporting and adopts them when required. The Company has elected not to adopt any accounting pronouncements that have been released until adoption is required.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

Subsequent Events

Management of the Company has evaluated subsequent events through April 29, 2020, which is also the date the financial statements were available to be issued. No subsequent events were noted during this evaluation that require recognition or disclosure in these financial statements.

NOTE 2 - INVENTORIES
Inventories consist of the following:

	2019	2018
Raw ingredients	$ 547,269	$ 449,604
Finished goods	111,541	200,232
	$ 658,810	$ 649,836

NOTE 3 - PROPERTY AND EQUIPMENT
Property and equipment are as follows:

	2019	2018
Cost:		
Land	$ 591,508	$ 30,000
Buildings	1,345,261	381,548
Autos and trucks	14,082	14,082
Furniture and fixtures	576,642	376,474
	2,527,493	802,104
Less accumulated depreciation	(256,015)	(259,101)
Net book value	$ 2,271,478	$ 543,003

Depreciation expense for the years ended December 31, 2019 and 2018 was $67,560 and $67,165, respectively.

NOTE 4 - INTANGIBLE ASSETS
Intangible assets consist of the following:

2019	Cost	Accumulated Amortization	Net Book Value
Trademark and recipe	$ 70,000	$ (27,223)	$ 42,777

2018	Cost	Accumulated Amortization	Net Book Value
Trademark and recipe	$ 70,000	$ (22,556)	$ 47,444

The trademark and recipe are amortized using the straight-line method over the estimated useful life of 15 years.

NOTE 4 -   INTANGIBLE ASSETS (CONTINUED)
Future estimated amortization is as follows:

2020	$	4,667
2021		4,667
2022		4,667
2023		4,667
2024		4,667
Thereafter		19,442
	$	42,777

NOTE 5 -   INCOME TAXES
The components of income tax expense attributable to continuing operations are as follows:

Provision for income taxes	$	94,485
Deferred income taxes		81,571
	$	176,056

The net deferred income tax liabilities in the accompanying balance sheets include the following amounts of deferred income tax liabilities:

Deferred income tax liabilities:		
Depreciation differences	$	81,571
Net deferred income tax liabilities	$	81,571

Deferred income taxes are disclosed in the balance sheets as follows:

Non-current deferred income tax liabilities	$	81,571

The income tax rate differs from the statutory federal income tax rate primarily due to non-deductible expenses, state income taxes, and surtax exemptions.

NOTE 6 -   LONG-TERM LIABILITIES
Long-term liabilities consist of the following:

	2019	2018
Note to a bank, variable interest rate changes every 5 years to the current 5 year LIBOR/SWAP rate. Interest rate at 6.52% until June 2018, then 7.71% until June 2023, due in monthly installments of $2,285 including interest, matures in June 2033, guaranteed by a member	$ -	$ 247,682
Note to a bank for construction of a building, interest rate at 4.78%, no payments will be made until building is complete, guaranteed by a shareholder	1,420,107	-
Notes to equipment finance companies, interest between 2.9% - 10.25%, due in monthly installments of $1,210 including interest, mature November 2020 - March 2024, secured by vehicles	46,720	27,806
	1,466,827	275,488
Net unamortized debt issuance costs	(33,715)	-
Current portion of long-term liabilities	(19,771)	(23,448)
Long-term liabilities, excluding current portion	$ 1,413,341	$ 252,040

Aggregate maturities of long-term liabilities in each of the next five years are as follows:

2020	$ 19,771
2021	1,428,346
2022	7,220
2023	7,580
2024	3,910
Thereafter	-
	$ 1,466,827